Exhibit A-4

CAPITAL STRUCTURE OF PACIFICORP GROUP COMPANIES
    AT September 30, 2002

PACIFICORP
CONSOLIDATED

	($) In millions	(%) of total capitalization
Short-term Debt (1)	$351	5%

Long-term Debt	3,472	48%

Preferred Stock	108	1%

Preferred securities of Trusts	342	5%

Minority Interest	18	0%

Common Stock Equity	2,977	41%

Total	$7,268	100%

Notes:
The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1)	Includes long-term debt currently maturing.